OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ONO 3D, Inc.

1355 Market Street
Suite 488
San Francisco, CA 94103-1314

www.ono3d.net



1000 shares of Series B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Series B Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See Bonus below.

Minimum 1,000 shares of Series B Common Stock ($10,000)

Company	ONO 3D, Inc.
Corporate Address	1355 Market Street #488 - San Francisco, CA 94103
Description of Business	ONO 3D is an innovative company operating in design, development, manufacturing of 3D portable printers supported by mobile devices
Type of Security Offered	Series B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250.00

Perks*

For Investors

$500+ Get a founder-signed ONO T-shirt

$2,500+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin

$5,000+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 5 Printers with a Bottle of Resin each to give as gifts

$10,000+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 10 Printers with a Bottle of Resin each to give as gifts

For Kickstarter Backers and Pre-Order Customers

$500+ Get 10% Bonus Shares + a founder-signed ONO T-shirt

$2,500+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin

$5,000+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 5 Printers with a Bottle of Resin each to give as gifts

$10,000+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 10 Printers with a Bottle of Resin each to give as gifts

The 10% Bonus for StartEngine Shareholders

ONO 3D, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Series B Common Stock at $10 / share, you will receive 1 Series B Common Stock bonus share, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Perks and bonus shares are not compounded. Shipping costs not included. All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Incorporated in Delaware on January 21st, 2016, ONO 3D Inc. (the "**Company**") designs, develops, manufactures and sells portable 3D printers operating with smartphones ("**ONO Printer**" or "**ONO**") intended for both consumer and professional use. Manufacturing, assembly, and storage activities are conducted in a facility located in Shenzhen (China). The Company believes that the ONO Printer represents the most affordable 3D printer on the market at a B2C price of $99, while a 100ml bottle of resin has a B2C price of $15.

Solido3D owns the intellectual property of ONO, which is licensed exclusively to ONO 3D, Inc.

The Company is also been developing an additional printer ("**ONOtab**") supported by larger mobile devices (e.g., tablets) and plans on developing a larger, more precise printer ("**ONOpro**") with an embedded high-definition screen for a more specific professional use.

Materials used for printing are resins manufactured by the Company's partners, who supply the Company through long-term "white label" contracts: the spectrum currently available includes 8 resin types, with different colors, flexibility, and mechanical properties.

Printing processes can be launched through a user-friendly proprietary mobile app supported on Android 4.4+ and iOS 9.0+.

Sales, Supply Chain, & Customer Base

Through Kickstarter and BackerKit campaigns launched in March 2016, the Company has collected over $2,700,000 through pledges for 16,329 printers and 53,293 bottles of resin and has collected further pre-orders for approximately $155,000 after a temporary opening of e-commerce sales through its own corporate websites in May 2017. The Company expects to ship first printers not later than 60 days from disbursement of funds from this offering.

The Company has manufactured and assembled approximately 20,000 printer bodies and 60,000 resin bottles, currently stored in a facility in Shenzhen.

The Company procures raw materials for assembly of printers from a limited number of suppliers through a primary contractor. The primary contractor and injection molded parts supplier is located in the same facility where ONO assembly lines are located.

The Company's software and back-end servers are developed by third party developers based in Italy.

The Company has signed a supply agreement with a major online retailer in the US and has received interest from over 500 candidate resellers and distributors worldwide. Furthermore, ONO 3D has shipping agreements with DHL Express and FedEx for global fulfillment.

The Company's client base includes private individuals interested in using the printer for personal use as well as schools, students (STEM programs), and more professional users such as jewelry-makers, artisans, small components manufacturers, modelers, dentists, etc.

Competition and Competitive Advantages

There are two main desktop 3D printing technologies: fused deposition modelling (FDM) and resin printing. The Company believes that ONO has some key advantages over competitors in both these technologies: (i) ease of use, because the interplay between the software, hardware, and materials takes most of the guesswork out of it, and (ii) more affordable pricing than even the cheapest printers on the market now, while giving high quality prints. The Company believes that there are no direct competitors right now, because no one else has the combination of simplicity and affordability of ONO.

FDM

FDM technology melts a plastic filament and pushes it through a small nozzle, tracing and filling out the shape of each layer. The Company believes ONO has several advantages over this technology:

1. Print Quality: Many low cost FDM 3D printers save money on materials used to make the structure and the electronic components. This results in less accuracy of the movements overall. ONO only has vertical movement. The resin will harden above the image displayed on the phone, so users are not dependent on the accuracy of multiple motors to make smooth, fine lines on each layer.
2. Cost: ONO costs $99 while the next cheapest FDM printer, of which the Company is aware, is twice that price at $199. This printer, however, is not highly reviewed due to its apparent low quality construction, leading to frustration in actually printing well consistently.
3. Complexity: FDM printers require at least 3 motors to move the nozzle to the correct X, Y, and Z coordinates. ONO only has one motor for vertical movement, which makes it much more simple and reliable, since it does not need to synchronize motors that could have more or less wear on them compared to the others. FDM printers also require high heat on both the extruder (the part melting the plastic) and the build plate (the bottom plate where the model attaches). The heat puts additional strain on the parts, and extruders often become clogged with material that hardens inside.
4. Setup: Many low cost FDM 3D printers require users to set up the printer before each print (or every few prints), because the 0 height of the build platform changes slightly due to its movement up and down during a print. With ONO, the distance to the bottom of the resin tank is a fixed value, and button sensors on the electronics board tell exactly when the plate reaches the bottom. The only setup needed is the adjustment of the height of the base to the thickness of the phone by turning 4 screws (one-time activity if using the same phone to print).
5. Model Preparation: Low cost 3D printers generally use open-source software to prepare the files for printing. There are many different ones to choose from with several advantages and disadvantages. However, each one requires at least some good understanding of the parameters for printing. The most crucial ones (among the dozens available) are extrusion temperature, build plate temperature, printing speed, flow, retraction height, and infill. These parameters

change based on the printer model, the material used and the model to be printed. While there are some pre-sets, even the brand of material users use affects these settings, so it takes trial and error (or scouring message boards) to find the best settings for a specific material and printer. The Company believes ONO makes it much easier by programming all the optimal settings directly into the app. When the QR code on the resin bottle is scanned by the user through the app, the app will adjust the settings of the print for that specific material. The settings to be changed that affect the print come down to just a couple of sliders and buttons, which are easy to explain.

6. Speed: The advantages in speed vary based on the model being printed. FDM puts down one strand of material at a time, so to create a filled in shape, it needs to trace back and forth multiple times to fill in the area. With ONO, the full area is shown as a single solid shape, so the whole shape is created at once. This also means that printing multiple objects with ONO takes the same amount as printing just one. Due to the low-powered light coming from ONO, it may take longer to print a single layer than it would take to fill one in with an FDM printer for smaller parts in some cases.

Resin

Resin printers use a liquid resin, which hardens when hit by a certain wavelength of light. The build plate descends into a tank of the liquid resin to the clear bottom. A light shines through the bottom, which creates the shape of the layer that needs to be cured. The plate then pulls the part up slightly, and the next image is displayed. This is the technology that ONO uses.

1. Cost: The biggest drawback to resin printing is that almost all 3D printing resins on the market today harden under ultraviolet (UV) light. In order to generate this UV light, these printers require a UV projector or a UV laser in the body of the printer. These are expensive parts, and therefore, the printers are generally more expensive than FDM printers. ONO solved this problem by using resin that is sensitive to visible light. This allows the use of a regular smartphone screen to create the images that cure the resin. This dramatically reduces the cost of the printer.

2. Materials: Right now, there is a large variety of resins with different properties in the UV spectrum, but fewer in the visible light spectrum, since it has not been a big market up to this point. However, these UV resins are also slightly toxic and require post-curing in alcohol or chemical baths to finish the curing process. Since ONO resins cure under visible light, just leaving the parts out in the sun or even ambient light will fully cure any of the resin that did not cure before.

3. Replacement Parts: With the light and resin hitting the bottom of the resin tank, the tanks get damaged during normal use, so they are considered consumable items. These tanks generally cost over $50 (if not more) to replace and are claimed to last between 1 and 2 liters of resin. ONO uses a UL-certified thin printing film at the bottom of the tank. Each 100 ml resin bottle comes with one, or a pack of 10 costs $15. They are less tough than the thick plastic tanks of other resin printers, but with proper care, should last at least the length of the

bottle. This makes the long-term maintenance costs a fraction of what it is for other printers.

Competitors

Although the Company believes it has a leading product and significant competitive advantages over other manufacturers, there are a number of operators on the market operating in realization of 3D printers:

- FDM: Monoprice Select Mini - $199

This is the cheapest FDM printer on the market today of which the Company is aware, however, it is not highly reviewed because it is difficult to get a good print out of it.

- FDM: Makerbot Replicator Mini+ - $1,299

Makerbot is a leader in the industry, even though it has had many reliability issues. As one of the latest, and cheapest iterations, the Mini+ has brought up the quality and reliability, but at 13 times the cost of ONO.

- Resin (UV): Peopoly Moai - $1,250

The Moai is one of the cheapest UV SLA printers on the market using a laser to cure the resin. It is quicker and produces higher quality prints than ONO currently, but at 12 times the cost. This is also the cost for the kit version, which requires assembly by the user. Replacement resin tanks cost $55.

- Resin (UV): Formlabs Form 2 - $3,350

Formlabs is the current leader in desktop resin printing, but the rise of more affordable competitors is putting that at risk. The latest Form 2 printer has a high print quality, but only slightly better than the Peopoly Moai. Replacement resin tanks cost between $70 and $100.

- Resin (Visible): T3D - $399

T3D launched a Kickstarter campaign in 2017 using the same smartphone-based approach as ONO. However, their printer is 4 times as expensive, and does not have a sealed enclosure, meaning that printing cannot be done in direct bright light.

Liabilities and Litigation

The Company has not yet shipped outstanding orders to Kickstarter backers or pre-order customers, due to delays in the certification process, which has recently been concluded. The Company is not currently involved with or know of any pending or threatened litigation against the Company or its directors or officers.

The team

Officers and directors

| Filippo Moroni | Co-Founder, CTO, Director |
| Pietro Gabriele | Co-Founder, CEO, President, & Director |

Filippo Moroni

Filippo Moroni's 15 years of experience in 3D printing and industrial design have culminated in ONO. He is the inventor and designer of the ONO printer and many of the technologies that made it possible. He founded and ran Solido3D, a premier Italian prototyping company that has completed over 1200 projects ranging from Hollywood movie props to scale prototypes of new vehicles. With Pietro Gabriele, he co-founded Fonderie Digitali, a network of high-tech Italian companies specialized in different areas that work together to create innovative solutions. He's taught classes in 3D printing and design in art and architecture at Universities worldwide. Filippo has received many international awards, for achievements in design, entrepreneurship and marketing. He has been involved in many startups, from industrial automation to small robotics, from web services to everyday consumer electronics. ONO is Filippo's primary job, where he leads: Mechanical Design, Electrical Engineering, Facility Automation, Product QC, and Public Events. Filippo has also been working as CTO of Fonderie Digitali S.r.l. since 2013 and as CEO of Solido3D S.r.l. since 2015.

Pietro Gabriele

Pietro Gabriele handles the business side of ONO, following his years of developing successful enterprises, including general contracting, civil constructions, and even a jazz club. Pietro has spearheaded the task of bringing Fonderie Digitali to the forefront of Italian innovation, raising Government Funds to centralize the network and startups to for an agritech research project focused on hydroponics and aeroponics. Pietro brings his experience in collaboration, coordinating funding, and developing projects from partnerships with the most innovative minds in the EU. ONO is Pietro's primary job, where he dedicates at least 60 hours each week. At ONO, Pietro leads: Business Development, Strategic Marketing, Contracting & Acquisition, and International Business. Pietro has also been working as CEO of Fonderie Digitali S.r.l. since 2013, as COO of Solido3D S.r.l. since 2015, and as CEO of I.C.R.A. Gorizia, S.r.l. since 1996.

Number of Employees: 1

Related party transactions

The Company is a subsidiary of 2 corporations: Solido3D and Fonderie Digitali. The Company has many transaction amounts either tied or partially tied to related parties. These related party transactions mainly stem from an intercompany service agreement and an exclusive license agreement with Solido3D. The intercompany service agreement discloses services rendered to the Company by Solido3D. Most of these services are related to production, logistics, resins, product certification, research and development, software development, and marketing. The exclusive license agreement discloses terms that allow the Company to license from Solido3D the IP (trademarks, brand, licenses, patent etc.) for the use and application to, the sale of, the manufacturing of, and the marketing of (the "Licensed Rights") specified licensed products owned by Solido3D. The exclusive license will renew after 4 years, then 5 years after that, and then every 7 years after that. Solido3D will receive a royalty percentage equal to 3.5% of gross sales each year, with a minimum of $100,000 USD in 2018. Included in the terms of the general manager's employment contract, the general manager will be eligible to receive a discretionary payment equal to 1% of the Company's net (after tax) annual profit, less deductions required by law for a given calendar year. Determinations as to whether such a payment will be made for any given calendar year will be made solely by the Company, in its sole and unreviewable discretion.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company operates in a market that is attracting competition and the size and resources of some of the Company's competitors or expected competitors may allow them to compete more effectively than we can, which could result in the Company's failure to achieve a significant market share or revenue and profitability.** The market for 3D printers continues to become more competitive as the technology matures. The Company expects competition to intensify in the future at a quicker rate as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants, including certain large, mature companies introduce new products into the market. Many of the Company's current competitors are early-stage companies but the Company expects well-established companies to enter the market aggressively with diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than those of the Company. This may help established companies achieve a significant market share and put downward pressure on margins, which could impede the Company's ability to achieve the margins it expects and harm its business and results of operations.
- **The Company depends on sales of ONO Printers and related resins for substantially all of its revenue, and any decrease in the sales of those products would harm its business.** To date, all of the Company's sales and pre-orders have been derived from sales of its 3D printers and its related printers, and the Company expects to continue to derive the substantial majority of its revenue from sales of ONO Printer, ONO Tab and of related resins for the foreseeable future. Though not foreseeable in the next future, a decline in the price of printers, whether due to macroeconomic conditions, competition or otherwise, or the Company's inability to increase sales of the products, would harm the Company's business and operating results more seriously than it would if the Company derived significant revenue from a variety of product lines and services. While the Company likely will try to further enlarge its product range, the Company may not be successful in identifying or executing on any opportunities, and the Company expects sales of its printers to represent a substantial portion of its revenue for the foreseeable future. As a result, the

Company's future growth and financial performance will depend heavily on its ability to develop and sell enhanced versions of its printers and of related resins. If the Company fails to deliver product enhancements, new releases or new products that its customers want, its business and results of operations would be harmed.

- **The Company relies on third-party suppliers and manufacturers to provide resins and printers components.** All of the components that go into the manufacture of the Company's printers and resins are sourced from third-party suppliers and assembled through a primary contractor.. If the Company loses access to components from a particular supplier, or experiences a significant disruption in the supply of products and components from a current supplier, the Company may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. Similarly, if the Company's manufacturer faces any disruption in its business, then the Company may not obtain sufficient product to meet demand and may have difficulty or be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. In addition, if the Company experiences a significant increase in demand for its products, its suppliers and manufacturers might not have the capacity or elect to meet the Company's needs as they allocate components or manufacturing capacity to other customers. Identifying a suitable supplier or manufacturer is an involved process that requires the Company to become satisfied with the quality control, responsiveness and service, financial stability and labor and other ethical practices of the supplier or manufacturer, and if the Company seeks to source materials from new suppliers or have products manufactured by a new manufacturer, then there can be no assurance that the Company could do so in a manner that does not disrupt the manufacture and sale of its products. The Company's reliance on single source, or a limited number of, suppliers and manufacturers involves a number of additional risks, including risks related to price increases, timely delivery, component quality, failure of suppliers and manufacturers to remain in business, and natural disasters and other catastrophic events.

- **There is no guarantee that the rate of the Company's sales in the future will be as high as during its Kickstarter crowdfunding campaign and its current pre-order record and that campaign and pre-order record might not be indicative of future performance.** Although the Company's sales grew rapidly during its Kickstarter crowdfunding campaign, investors should not consider that sales growth as indicative of the Company's future performance. In future periods, the Company's sales could decline or grow more slowly than it expects. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

- **The Company may have difficulty in accurately predicting its future customer demand which could adversely affect its operating results.** To ensure adequate inventory supply and meet the demands of the Company's customers and distributors, the Company must forecast inventory needs and place orders with its contract manufacturers and component suppliers based on its estimates of future demand for particular products. The Company has relatively recently begun producing its products, and it has experienced rapid growth in demand. The Company may be unable to meet customer or distributor demand for its products or may be required to incur higher costs to secure the necessary production capacity and components. The Company could also overestimate future sales of its products and risk carrying an excess product and component inventory. Further, the Company's ability to accurately forecast demand for its products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If the Company fails to continue to develop the infrastructure that enables it to accurately forecast customer demand for its products, then its business and operating results could be adversely affected.

- **The Company's success depends significantly on its ability to develop the value and reputation of its brand.** The Company's success depends significantly on the value and reputation of its brand. The ONO 3D name and brand image in the segment of affordable portable 3D printers supported by mobile devices are integral to the growth of the Company's business and expansion. Maintaining, promoting and positioning the Company's brand will largely depend on the success of its marketing and advertising efforts and its ability to provide consistent, high-quality products. If the Company fails to achieve those objectives or if its public image or reputation were to be tarnished by negative publicity, then the Company's brand, business, and operating results could be adversely affected. Negative publicity regarding any supports with which the Company is associated or may become associated, its products, its customers' content, and the labor policies of any of the Company's suppliers or manufacturers could create corresponding negative publicity for the Company, harm the Company's brand image and, as a result, adversely impact its sales and results of operations. Maintaining and enhancing the Company's brand may require it to make substantial investments and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, the Company's business and operating results could be adversely affected.

- **To remain competitive and stimulate customer demand, the Company must successfully manage frequent product introductions, product updates and transitions.** The Company believes that it must continually develop and introduce new products (e.g. ONO Tab and ONO Pro), and provide customers with updates of its existing products (e.g. New resins, possible Bluetooth / Wi-Fi functioning of printers, etc.) and effectively stimulate customer demand for new and upgraded products. The Company's research and development efforts will require it to incur substantial research and development expenses without being able to achieve an acceptable return, if any, on the research and development efforts. Further, any failure to complete product transitions effectively could harm the Company's brand. The success of new product introductions to customers depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. The introduction of new products or product enhancements may shorten the life cycle of the Company's existing products or replace sales of some of its current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing its existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If the Company fails to effectively manage new product introductions, its revenue and profitability may be harmed.

- **Any material disruption of the Company's information systems, mobile app and backend server could adversely affect its operating results.** The Company is dependent on information systems to operate its e-commerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Moreover, the mobile app is mandatory support for printing activities, while the most part of printing process set-up is managed by ONO 3D own back-end servers. Any material disruption or slowdown of the Company's systems, app or back-end server, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could result in in delays in the supply chain, in the delivery of merchandise to its customers or lost sales. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its e-commerce channels or to promptly respond to customers' requests and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected.

- **The Company is highly dependent on its Chief Executive Officer, Chief Technology Officer, and General Manager.** The Company's future success depends in significant part on the continued service of its CEO, Pietro Gabriele, CTO, Filippo Moroni, and GM, Giacomo Fornasini. Mr. Gabriele is critical to the strategic direction and overall management of the Company, while Mr. Moroni is strategic in product development and R&D activities, and Mr. Fornasini is critical in supporting the officers and running daily tasks. The loss of Mr. Gabriele, Mr. Moroni, or Mr. Fornasini could adversely affect the Company's business, financial condition, and operating results.

- **If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.** In addition to the continued services of Mr. Gabriele and Mr. Moroni, who have a strong background in technical operations and business management activities, the Company believes that its future success is highly dependent, among the others, on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced executive officers and personnel in sales, marketing, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

- **The Company may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or the Company could experience greater returns from customers than expected, which could harm its business and operating results.** The Company generally provides a 12-month warranty (unless otherwise required by local laws) on all of its products. ONO 3D has signed a Product Liability insurance policy along with an Umbrella policy with a primary standing global insurance group. These policies have been suspended until shipment of products begins. These policies cover ONO 3D's products up to a general aggregate limit of $12,000,000 worldwide. In addition to covering the Company, the policy is extended to the Company's authorized B2B resellers as well. Any negative publicity elated to the perceived quality and safety of the Company's products could affect its brand image, decrease customer demand, and adversely affect its operating results and financial condition.

- **Intellectual property rights and proprietary rights, currently held by Solido3D S.r.l., may not adequately protect its products.** The Company's commercial success will depend substantially on its ability to obtain patents, certifications, and other intellectual property rights and maintain adequate legal protection for its products worldwide. The Company will be able to protect its intellectual property exclusively licensed from Solido3D from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. Solido3D S.r.l. and Fonderie Digitali S.r.l. currently own all shares of the company (90% and 10% respectively) and have been helping with the development of the project. Both Solido3D and Fonderie Digitali are controlled by Pietro Gabriele and Filippo Moroni, the co-founders of ONO 3D, Inc.. Solido3D owns the intellectual property of ONO, which is licensed exclusively to ONO 3D, Inc.. As of the date of this filing, Solido3D has deposited patents and licenses covering its products and trademarks worldwide. Regarding future licenses, patents and trademarks, the Company may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. Even if patents are issued, they may not be sufficient to protect the Company's products, services, technologies, or designs. The Company's future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. The patents the Company licenses and those that may be issued to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's future inventions in territories where the Company will not have patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into other territories. If the Company is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by the Company may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that the Company's trademarks infringe their rights. As a result, the Company could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where the Company is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic the Company's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. n certain jurisdictions the Company may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, the Company may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of the intellectual property rights licensed exclusively from Solido3D. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

- **The Company's business may suffer if it is alleged or determined that its technology or one of its licensor's technologies or another aspect of the Company's business infringes the intellectual property rights of others.** The markets in which the Company competes are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may claim that the Company is infringing upon their intellectual property rights or offer licenses to the Company in respect of technology they own that may b infringed upon by the Company's products. Also, third parties may make infringement claims against the Company that relate to technology developed and owned by one of the Company's suppliers for which our suppliers may or may not indemnify it. Even if the Company is indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against the Company or its suppliers might require the Company to redesign its products, rebrand its services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting the Company from marketing or selling its products or services. If the Company cannot or does not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, its revenue and operating results could be adversely impacted. Additionally, the Company's customers may not purchase its offerings if they are concerned that they may infringe third party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management's attention and resources, damage the Company's reputation and brand and cause the Company to incur significant expenses. The occurrence of any of these events may have an adverse effect on the Company's business, financial condition, and operating results.

- **An economic downturn or economic uncertainty in key markets may adversely affect consumer discretionary spending and demand for the Company's product.** The Company's product is a discretionary item for consumers. Factors affecting the level of consumer spending for a discretionary item include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of the Company's products. Consumer demand for the Company's products may not reach its sales targets, or may decline, when there is an economic downturn or economic uncertainty. The Company's sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect the Company's business, financial condition, and operating results.

- **Catastrophic events or political instability could disrupt and cause harm to the Company's business.** A natural disaster, fire, act of terrorism or other catastrophic event in China or elsewhere that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed. The Company's key supply partners for printer components have operations in China, while partners for resins are based in UK and United States. Political instability or catastrophic events in any of those countries could adversely affect the Company's business in the future, our financial condition and operating results.

- **Changes in, excise duties, tax, and commercial policies by government of key target markets (e.g. United States) may affect the capability of the Company to export its products in those areas.** This may affect the level of sales achieved by the Company and the consolidation of a leading market positioning in those areas.

- **If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.** The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to reporting problems and delays in meeting important deadlines that could adversely affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

- **If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.** The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.

- **Holders of Series B Common Stock will have no voting or information rights with respect to decisions of the Company.** The Series B Common Stock does not provide investors will any voting rights or information rights and, to the extent the holders of Series B Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Series A Common Stock. Therefore, holders of Series B Common Stock will have no ability to impact or otherwise influence the Company's decisions.

- **There is no assurance that the maximum amount of this offering will be sold.** This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series B Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series B Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.
- **The Series B Common Stock will be subordinate to any Company debt.** The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The Company is not restricted from incurring any debt or other liabilities.
- **The Company's securities may represent an illiquid investment.** There is not now and may never be a public market for the Series B Common Stock or any capital stock of the Company. The offering price of $10.00 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.
- **Any valuation of the Company is not based on facts or any valuation methodology.** The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot be established as a result of the uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series B Common Stock.
- **The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter.** The Company incorporated under the laws of the State of Delaware in January 2016. The Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business that is operating in an unproven industry. The Company expects its operating expenses will increase for the near future, and investors should consider the Company's business, operations, and

prospects in light of the risks, expenses, and challenges faced as an early-stage company.

- **The holders of Series B Common Stock would be diluted upon entrance of third investors.** As the Company's goal is to raise a total amount of $3,600,000, it may be that, after the StartEngine campaign, third party investors (e.g. venture capital funds or family offices) invest into the capital of ONO 3D, thus requesting Series B or Series A Common Stock. In that case, the percentage of capital held by holders of Series B Common Stock may decrease. Moreover, depending on contractual strength of the Company on other factors, negotiations with mentioned third investors may be based on a different valuation of total value of the Company.
- **Pre-orders not yet shipped.** The Company has not yet shipped outstanding orders to Kickstarter backers or pre-order customers, due to delays in the certification process, which has recently been concluded.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Solido3D, S.r.l., 90.0% ownership, Series A Common Stock of ONO 3D, Inc.
- Filippo Moroni, 50.0% ownership, Common Stock of Solido3D, S.r.l.
- I.C.R.A Gorizia, S.r.l., 50.0% ownership, Common Stock of Solido3D, S.r.l
- Laura Pepe, 100.0% ownership, Common Stock of I.C.R.A Gorizia, S.r.l.

Classes of securities

- Series A Common Stock: 3,000,000

    Voting Rights

    The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 3,500,000 shares of Series A Common Stock, par value $0.001 per share (the "Series A Common Stock"), of which 3,000,000 are issued and outstanding. The holders of shares of Series A Common Stock are entitled to 1 vote for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting.

    Dividend Rights

    The holders of shares of Series A Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series A Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Series A Common Stock are superior to and may adversely affect the rights of the holders of shares of Series B Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future.

Transfer Restrictions

Subject to a limited number of exceptions, the Series A Common Stock are subject to restrictions on the transfer thereof set forth in the Amended and Restated Bylaws of the Company (the "Bylaws"). Therefore, in general, no shares of Series A Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series A Common Stock may be sold to another party.

- Series B Common Stock: 0

Voting Rights

The Certificate of Incorporation authorizes the issuance of 500,000 shares of Series B Common Stock, par value $0.001 per share, of the Company ("Series B Common Stock"). Except as otherwise required by law, the holders of shares of Series B Common Stock have no voting rights.

Dividend Rights

The holders of shares of Series B Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board out of funds legally available therefor. The payment of dividends on the Series B Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

When authorized and issued, in the event of the Company's liquidation, dissolution, or winding up, the holders of shares of Series B Common Stock shall be entitled to share pro rata with the holders of Series A Common Stock in all of the Company's assets remaining after payment of liabilities.

When authorized and issued, in the event of a change of control of the Company, the holders of shares of Series B Common Stock shall be entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The holders of shares of Series B Common Stock shall have the same rights, privileges and preferences as the Series A Common Stock, except that, other than as required by law, (a) the Series B Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of the Series B Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Series A Common Stock; and (c) the holders of Series B Common Stock have no information or inspection rights.

Transfer Restrictions

Subject to a limited number of exceptions, the Series B Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series B Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series B Common Stock may be sold to another party. This disclosure is intended to constitute the notices required by Sections 151(f) and 202(a) of the General Corporation Law of the State of Delaware. A statement of all of the rights, preferences, privileges, and restrictions granted to or imposed upon the shares of Series B Common Stock and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement.

Transferability

In an IPO;

To the Company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a Minority Holder

The structure of the Company's capital stock has the effect of concentrating voting control in the holders of Series A Common Stock, and the holders of Series B Common Stock will hold a minority interest in the Company. As a result, the holders of Series A Common Stock have the ability to make all major decisions regarding the Company. The holders of Series B Common Stock will have no voting rights, which means they will not have the ability to influence the Company's policies or any other corporate matters, including the election of directors; amendments to the Certificate of Incorporation or the bylaws of the Company; issuances of securities; stock redemptions and repurchases; a merger, consolidation or other sale of the Company or its assets; or any other transactions whether with or without related parties. Under Delaware law, the holder or a group of holders of a majority of the capital stock of the Company, the members of the Board and the officers of the Company owe fiduciary duties to all of the stockholders of the Company; provided, however, that the Certificate of Incorporation exculpates the directors of the Company from personal liability to the corporation or its stockholders for monetary damages for breach of the duty of care.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. When the Company issues additional shares of capital stock of the Company, the percentage of the Company that each investor owns will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with potentially a greater value than before the dilution. An additional issuance of shares of capital stock could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into capital stock of the Company. If the Board decides to issue additional shares of capital stock of the Company, investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before the issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance. The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings, including this offering. If an investor is making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

If the Company successfully raises the maximum amount of funds permitted under

Regulation Crowdfunding, then it plans to raise additional $2,530,000 in funds. If that offering occurs, then the stockholders will be diluted.

In addition, if the Company creates an equity incentive plan, then the grants of equity incentives may result in dilution of all stockholders at that time.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated revenue, and do not expect to until we have completed delivery of the product and until we have begun the next round of production and sales, which we anticipate to be in the third month from the closing of the offering, given our current forecasts. Within 6 months, based on our conservative projections, we believe that we will be able to generate enough revenue each month to not require additional capital injections to maintain operations.

Financial Milestones

Currently, the Company is operating with a negative income due to the expenses tied primarily to manufacturing costs required to build the products and overhead to keep vital services running. As of December 31st 2017, the Company has generated a total amount of deferred revenues (including Kickstarter campaign, BackerKit campaign, and pre-orders) equal to $2,777,882.00. If the Company receives the full $3,600,000 raise from the Regulation CF offering and other funding sources, revenue should increase beginning in the third month from the retrieval of funds. Forecasts are based on the historical recorded growth rates of the 3D printing industry in the last years (based on Wohlers Report data), as well as on the predicted future saturation of the production plant (currently having a capacity of 30,000 printers per month, with the possibility of doubling it with the installment of a second assembly line, conservatively not included in ONO's business plan), and to the expansion of the current product portfolio. The Company predicts that, in order to increase production capability and to further expand its product portfolio, it will be necessary to bear investments in both tangible and intangible assets over the next years. Positive cash flow generation (after cash-out necessary to finance mentioned investments) is expected in the third year, consistently with the achievement of adequate revenue flows.

Liquidity and Capital Resources

The Company will be continuing to seek additional capital by way of potential additional capital increases provided by other investors in order to raise capital up to $3,600,000. These additional capital injections may come in the form of crowdfunding offerings, equity or debt issuances, or any other method available to the company. The capital injection will positively affect the Company's liquidity and will enable ONO to perform investments and to bear operative costs necessary to boost the activity of the manufacturing facility (e.g. purchase of raw materials and operative day-to-day expenses to be borne as soon as production activities scale up). The Company believes that funds from this Offering and efforts in the research of an additional equity partner, up to a total amount raised of $3,600,000, will enable the Company to fund operations in the foreseeable future without recurring to any further specific equity or debt instrument, with the exception of lines of credit possibly necessary to sustain Net Working Capital financing in case of unpredicted extraordinary growth of demand in the short time.

Should ONO reach only minimum capital raise through the current campaign, the amounts raised will be used primarily to bear operative costs and raw material purchases to kick-off production activities.

Indebtedness

The Company has no significant debt as of the date of this filing.

Recent offerings of securities

None

Valuation

$30,000,000.00

Data from the Wohlers Report on Additive Manufacturing shows that the 3D printing market was worth $7.1 billion in 2017, following a general trend of over 25% increase year after year for the past 28 years. In 2016, nearly 27% of the market was composed of desktop 3D printer sales (which are defined as printers under $5,000, with an average of over $1000). The valuation of the company is based on these current market trends, combined with other factors, such as the low price point and the interest that has arisen from the public in and outstide of the company's Kickstarter campaign, and over 500 distributors and resellers holding product of the company up to this point. The Board of Directors of the company believes that a valuation of $30,000,000 is a fair assessment of the company's current achievements and potential future growth.

USE OF PROCEEDS

The Company is seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding.

If the full $1,070,000 is raised, the company believes it can begin full-scale production in the Shenzhen facility (plug-and-play state of the art facility) through the purchase of raw materials and the payment of operational costs for the first months in order to begin sales and distribution, generating revenue.

Moreover, the funds raised will allow the Company to cover marketing activities for the initial launch of the product and to complete the assessment and delivery of new materials (e.g. new resins – for example non-toxic resins and resins specific for dentistry – currently under testing).

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$1,070,000	$10,000
Raw Materials	$320,000	$8,400
First Months Operational Costs	$150,000	$0
Marketing	$150,000	$0
New Materials Assessment	$150,000	$0
Advisors	$98,000	$0
Campaign Costs	$111,800	$1,000
StartEngine Fees	$64,200	$600
Other Minor Costs	$25,000	$0

The majority of the funds will go towards costs related to the next rounds of production. This includes raw materials and the labor and overhead costs required to physically produce the printers and resins as well as the resources necessary to keep the company running (such as sales, marketing, and administration).

The funds will also be used to begin a targeted marketing campaign to publicize our products through online and print campaigns, attending events, and organizing press materials.

We will also be testing new materials and determining their applicability to our technology.

There are campaign fees tied to the running of this offering, including the fees from the StartEngine platform. These fees are based on projections of the number and type of investments expected, which may change.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports labeled "Annual Reports" available at www.ono3d.net. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ONO 3D, Inc.

[See attached]

ONO 3D, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 26, 2018



Independent Accountant's Review Report

To Management
Ono 3d, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of Ono 3d, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 26, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


ONO 3D, INC
BALANCE SHEET
DECEMBER 31, 2017 & 2016


	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 13,927	$ 597,767
Accounts Receivable	9,061	256,322
Prepaid Expenses	1,134,927	586,745
Security/Refundable Deposits	4,950	-
TOTAL CURRENT ASSETS	1,162,864	1,440,835
NON-CURRENT ASSETS		
Fixed Assets	68,995	68,995
Security/Refundable Deposits	-	4,950
TOTAL NON-CURRENT ASSETS	68,995	73,945
TOTAL ASSETS	$ 1,231,859	$ 1,514,780
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	49,951	60,678
Accrued Expenses	225	82,473
Deferred Revenues	2,777,882	-
Sales Tax Payable	17,086	-
TOTAL CURRENT LIABILITIES	2,845,144	143,151
NON-CURRENT LIABILITIES		
Deferred Revenues	-	2,619,418
TOTAL LIABILITIES	2,845,144	2,762,569
SHAREHOLDERS' EQUITY		
Common Stock (1,000 shares authorized, 1,000 shares issued and outstanding. $.001 par value)	1	1
Retained Earnings (Deficit)	(1,613,286)	(1,247,790)
TOTAL SHAREHOLDERS' EQUITY	(1,613,285)	(1,247,789)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,231,859	$ 1,514,780


Unaudited- See accompanying notes.


ONO 3D, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Operating Income		
Revenue	$ -	$ -
Operating Expense		
General & Administrative	160,057	364,563
Legal & Professional Fees	116,526	370,334
Rent	44,700	14,284
Promotional & Advertising	39,295	1,276
Product Development & Quality Control Cost	4,533	488,208
	365,111	1,238,665
Net Income from Operations	(365,111)	(1,238,665)
Other Income (Expense)		
State & Local Tax Expense	(250)	(1,025)
Exchange Gain (Loss)	(135)	(8,100)
Net Income	$ (365,496)	$ (1,247,790)

ONO 3D, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (365,496)	$ (1,247,790)
Change in Accounts Receivable	247,262	(256,322)
Change in Prepaid Expenses	(548,182)	(586,745)
Change in Security/Refundable Deposits	-	(4,950)
Change in Accounts Payable	(10,727)	60,678
Change in Accrued Expenses	(82,248)	82,473
Change in Deferred Revenues	158,464	2,619,418
Change in Sales Tax Payable	17,086	-
Net Cash Flows From Operating Activities	(583,841)	666,761
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(68,995)
Net Cash Flows From Investing Activities	-	(68,995)
Cash Flows From Financing Activities		
Proceeds from the Issuance of Common Stock	-	1
Net Cash Flows From Financing Activities	-	1
Cash at Beginning of Period	597,767	-
Net Increase (Decrease) In Cash	(583,841)	597,767
Cash at End of Period	$ 13,927	$ 597,767

ONO 3D, INC
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

_____

	2017	2016
Starting Equity (Deficit)	$ (1,247,789)	$ -
Issuance of Common Stock	-	1
Dividends Paid	-	-
Net Income (Loss)	(365,496)	(1,247,790)
Ending Equity (Deficit)	$ (1,613,285)	$ (1,247,789)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ONO 3D, INC (the "Company") is a corporation organized under the laws of the State of Delaware. The Company's focus is to provide a new type of 3D printer assessible to an entire spectrum of users.

As of December 31, 2017, the Company had not commenced its principal operations or generated revenue. The company's current activities include preparations to raise additional capital. Risks and uncertainties related to the company's current activities may tie to the inability to raise sufficient capital for the launch of its planned principal operations or to the inability to operate a profitable business.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company incurred net operating losses during tax years 2016 and 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filings for 2016 and 2017 will be subject to review by the Internal Revenue Service until 2020, and 2021, respectively. The Company's 2016 and 2017 Delaware annual reports will be subject to review by that State until 2020, and 2021, respectively.

As of December 31, 2017, the Company is considered to be registered as a foreign entity in California. The Company is subject to income tax in the State of California and is subject to franchise tax in the State of Delaware.

Depreciation

The Company's fixed assets consist of idle molds with a balance of approximately $68,995 as of December 31, 2017 and 2016. The Company has not applied depreciation yet. These fixed assets will remain idle until the Company has commenced its planned principal operations

Promotional & Advertising

Advertising costs are expensed as incurred.

NOTE C- RELATED PARTY TRANSACTIONS

The Company is a subsidiary of 2 corporations: Solido3D and Fonderie Digitali. The Company has many transaction amounts either tied or partially tied to related parties. These related party transactions mainly stem from an intercompany service agreement and a license agreement with Solido3D. The intercompany service agreement discloses services rendered to the Company by Solido3D. Most of these services are related to production, logistics, resins, product certification, research and development, software development, and marketing.

The license agreement discloses terms that allow the Company to license from Solido3D the IP, for the use and application to, the sale of, the manufacturing of, and the marketing of (the "Licensed Rights") specified licensed products owned by Solido3D.

NOTE D- DISCRETIONARY PAYMENT

Included in the terms of the general manager's employment contract, the general manager will be eligible to receive a discretionary payment equal to 1% of the Company's net (after tax) annual profit, less deductions required by law for a given calendar year. Determinations as to whether such a payment will be made for any given calendar year will be made solely by the Company, in its sole and unreviewable discretion.

NOTE E- STOCK TERMS

The Company's stock has general rights and terms standard to the stock of a corporation.

NOTE F- RENT

As of December 31, 2017, the Company occupied office space under a month to month operating lease. There are no future minimum payments due under the lease.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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ONO 3D, Inc.
$99 Smartphone 3D Printer
🔵 Small OPO   🏠 San Francisco, CA   🏷 Electronics   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

ONO - Dreams Made Printable

3D Printing Made Easy and Affordable

The ONO Smartphone 3D Printer is changing the 3D printing experience.

3D printing is an amazing technology, but while many are fascinated by it, the technology itself is in the hands of a limited number of people, due to the average price tag of over $1,000 per unit (Wohlers Report 2017), and the complex technical skills required to prepare a model and set up the printer properly.

Well, that ends with ONO.
With just a smartphone, the $99 "genius box" printer, and the proprietary ONO resins, almost anyone is able to 3D print without a design background or thousands of dollars in disposable income.

You don't even need a computer or wall outlet!
The ONO App runs on the cloud, where every user can access thousands of free 3D models from the public ONO archive, updated constantly by 3rd party partners and members of the ONO community. Each user can also store up to 100 MB of 3D models they developed themselves for free in a secured private area.

A portable power bank or any other 5V USB source is all you need to power the printer for hours on end. This, on top of the small size (0.2 cubic ft.), low weight (2.2 lbs.), and quiet operation (2 dB) makes ONO what we believe to be the most portable, quiet, simple, light, easy, affordable, and cool 3D printer ever.

Almost any beginner can start a print just minutes after unboxing.
No boring instructions, no previous experience, ONO just needs your imagination.

At ONO, we want to help form the new generations of designers, creators, and inventors. The dream is to bring 3D printing to everyone, from professionals to students to children. We want to make 3D printing easy and accessible, but also powerful and scalable. Creativity needs an outlet, and ONO aims to become that outlet. ONO doesn't want to be yet another 3D printer. ONO wants to lead a revolution.

"This $99 box transforms any smartphone into a 3D printer.
No, seriously."

- Digital Trends

3D Printing from a New Technology Perspective

Consumers should have zero obstacles with printing that's accessible and incredibly simple.

The ONO team has reengineered what goes into a 3D printer by getting rid of the expensive UV light source found in the most common resin 3D printers, and replacing it with a screen; your smartphone screen. Until now, most 3D printing resins have been reactive to UV light, requiring printers to have a UV light source to cure the layers of the 3D parts.



The ONO DDD Technology

ONO 3D introduces the Daylight Direct Display (DDD) 3D printing technology.

The ONO Technology works on the visible light spectrum, using the screen of a smartphone, tablet, monitor, TV, OLED or LED panel, or more to cure a liquid resin, and transform a project into a physical object.



ONO engineers have also reimagined from scratch how a 3D printer is made; through an automated production line synced with the cloud, making this incredible $99 device possible.

We Engineered a Revolutionary 3D Device

ONO is designed to be produced quickly, sold inexpensively, and used easily.



A. the revolutionary ONO out-of-screen printing process
B. the ONO family of innovative materials
C. the ONO mobile-app, web-app, and web-services
D. the fully proprietary ONO cloud system

These features aim to make the printing and sharing experience intuitive and immediate like never before.

Key Facts



$2.7M Raised on Kickstarter and BackerKit from 16k+ backers from 105 countries
#1 Kickstarter 3D Printer project by number of units pledged
20k ONO printer bodies already produced and assembled in Shenzhen facility
500+ Resellers worldwide are interested in selling our products





$100k   In Pre-orders in the first week of our online store
105   Countries where ONO is Fully Certified to sell printers, resins, and accessories
$99   ONO retail price with gross margins of about 550%
$15   Resins retail price with gross margins of about 380%
1 kg   The lightest 3D printer ever in production
5V   The first 3D printer powered by a 1.2A USB source
34 sec   Time between ONO printers off the production line (around 1000 units per day)
11 min   Time needed to build, test, and box one ONO.
8   Photopolymer materials tested, bottled, and assessed for compliance in 105 countries
2 dB   The quietest 3D printer ever
$200   Average first order quantity for new customers
10 min   Expected setup time from unboxing to the first 3D print job

Invest in the 3D Business



After the initial purchase of our printer, our software-backed proprietary resin should lead to recurring sales. We sell the printer ($99) and resins ($15 each) to get started. Then, we continue selling resins and other consumables to our existing customers, sustaining our business with the longevity of a returning customer base.

The printer is currently functional, as we've already produced 20,000 printer bodies, and we are now at the final stages of installation.
For more details on our current development stage, what we have accomplished, and where we are now, read "Here's What We've Done So Far" below.

Join us in bringing this affordable, simple, innovative, and exciting device to the World!

The 3D Printing Market

$7.4B - 2017 Global 3D Printing Sales   **424K** - 2016 Desktop 3D Printers Sold



A huge market with an average growth of 20+% per year (Wohlers Report)   *That's 27% of the entire 3D printer Market! (Wohlers Report)*

ONO Innovations



The easy-to-use free app can be used to explore, store, prepare, and 3D print models quickly and easily. You can also share ONO 3D Messages™ with your friends instantly.

No more expensive light source: with a global patent pending, exclusively licensed from 90% shareholder Solido3D, ONO uses the light from your smartphone to cure resins in the visible spectrum. The light from the screen hardens the resin layer by layer to create 3D parts.

ONO Integrates 14 World Wide Patent Pending Technologies



ONO is made possible by bringing together and developing several innovative patents. ONO is founded on **Daylight Photopolymer** resins, which provided a new chemical approach to how photoinitiators were used in 3D printing. This photoinitiator development also allows for "**Bilayer Curing**," where layers are cured by the light below as well as the curing resin from the previous layer above, creating high adhesion between the layers. The resin is secured through the **ONO QResin Code**, a unique QR system that allows tracking of resin usage per bottle. Bottles that are used significantly more than their capacity can be blocked from future use. Resin development is on-going, with a particular focus on professional markets. These include **Bio-Compatible Dental Resins** for direct use, as well as hard, high precision **Aligner Resins** for creating molds for vacuum-formed dental aligners. A **Fast Resin** is also being developed for quicker prints that could take as little as a quarter of the time to complete.



The printer was designed brilliantly, with many technological features making it advanced in capacity, but simple enough to have one completed and packaged off the assembly line every 34 seconds. The first is the **ONO 3D Printing Film**. Making the base a flexible film rather than a solid tank allows the layers to peel off easily without sticking to the bottom. This increases the success rate of prints, while simplifying the mechanics, since the plate only needs to lift vertically. This vertical motion is accomplished by the **Screw-In Dual Actuator System**, which is controlled by a single stepper motor. The gearing with the stepper motor allows for fine vertical motion control **up to 20 microns**. The movements are fine-tuned so that little power is needed to turn the gears, allowing the printer to be run off a **5V USB Powerbank** or other USB power source. Since the motion is purely vertical, parts can be printed in a fast, continuous **"Grow" Mode**.

The printer is backed by intuitive and intelligent software. The preparation of the layers, or "slicing," of models is performed in the cloud, giving fast results due to the high available processing power, and minimizes errors due to hardware glitches in the phone. The **ONO Vector Layer** file that is output scales automatically to the screen size, so that the dimensions come out exactly how you want on any phone. The **ONO Format File** (.ono) is a light, compressed file that is non-downloadable to help protect against unauthorized use. The app also allows for the first ever **3D Message™**, where users can send each other 3D files that can be printed directly on their own ONOs.

Screen Size Scalability

ONO can be scaled-up from phone size (5") to tablet size (11"), from monitor size (30") to TV size (60"), and more, making ONO a promising technology for small personal uses as well as large format and industrial applications, especially in Education and the Dental Industry.

Invest in ONO

While our company has thrived off of word-of-mouth, viral trends, and Kickstarter buzz, we're ready to expand to a wider audience, which means that our customer base has the possibility to expand almost exponentially.

We haven't even scratched the surface yet.



A Global Market

SMARTPHONE Users - A growing global market of 2.6 billion users (NewZoo). We'll attempt to appeal to medium-income smartphone users with an interest in 3D printing.

STEM Students - A global Education market of over 585,000,000 students in secondary education (UNESCO). Schools, High Schools, and Universities can go from a 3D Printer per school to a 3D Printer per student.



MAKER Enthusiasts - We'll appeal to B2B customers, local stores, online retailers, makerspaces, and DIY shops where ONO can be featured alongside other tools used by the technologist, DIY, and hobbyist communities.

TOY & GIFT Clients - The huge market of Educational Gift-givers, Modelers, and Tabletop Players that can be reached through Toy shops, Airport Tech-shops, Online social communities, Passionate Designers, Friends, and Parents.

DENTAL Aligners - Clear dental aligners are a huge market of over $1 billion with a CAGR of nearly 13% (Technavio). This could be the very first B2C mass-market application of 3D printing.

With such a massive market, gaining traction with just a small fraction would lead to significant sales.

The Offer

Investment
$10/share of Series B Common Stock
When you invest you are betting ONO's future value will exceed $30M.

Perks*
Invest $500 or more:
Get a founder-signed ONO T-shirt

Invest $2,500 or more:
Get a founder-signed ONO T-shirt
+ A free ONO 3D Printer with a Bottle of Resin

Invest $5,000 or more:
Get a founder-signed ONO T-shirt
+ A free ONO 3D Printer with a Bottle of Resin
+ 5 ONO Printers with a Bottle of Resin each to give as gifts

Invest $10,000 or more:
Get a founder-signed ONO T-shirt
+ A free ONO 3D Printer with a Bottle of Resin
+ 10 ONO Printers with a Bottle of Resin each to give as gifts

*Current Kickstarter Backers and Pre-Order Customers as of the day of the offering launch receive 10% bonus shares at all investment levels. Perks and bonus shares are not compounded. All perks occur at the conclusion of the offering.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

ONO 3D's Mission

Make 3D printing **Easy and accessible to the Masses**.
Revolutionize the **Dental Aligner Fabrication** market.
Allow every student access to their own 3D printer. **For Free**.

ONO Envisions a 3D Printing Experience for Everyone

The big idea behind it is that we want our printers to thrive on peoples' creativity, allowing them to have the technology at their fingertips when and where inspiration strikes.

With ONO, the user can have a hands-on experience they can be confident in that encourages them to challenge their designs and push their boundaries, rather than be stuck using it for a single specific purpose.

The different materials and colors make it possible to experiment with an almost limitless world of projects. ONO users can share ideas, designs, and solutions with friends, colleagues, clients, and teachers.





We've gotten rid of...

Complex Hardware
Other printers are made with complicated mechanics, circuits, cables and computer based systems, which can be difficult and expensive to fix.

Complex Software
Many other printers use semi-professional installed programs with complicated parameters to fine-tune in order to prepare models for printing.



Complex Results
Prints do not always come out as planned due to a range of issues such as mechanical and electronic failures, poor setup, rough



finishes, and complex geometry limits.

And replaced them with...

Innovative 3D printing Technology
ONO reinvents the Digital Light Processing (DLP) Technology by introducing a new 3D printing method. ONO uses light from your smartphone screen and simple mechanics to create 3D parts. This technology can scale to any size screen (currently smartphone, and expected tablet, TV, and more).

An intelligent ONO App
ONO software runs on the cloud, so that you can access it from anywhere with any device, from the most advanced to almost outdated ones. You can store, manage, slice preview, run the printer, and much more, all from your own phone.

A simple 3D experience
We rethought how a beginner can approach 3D printing easily and painlessly. We put ourselves in the shoes of someone new to 3D printing and automated many key software settings, simplifying the model preparation process. We made a device that starts automatically, has no buttons, and is run by the ONO app, which almost anyone can understand and use in just a few minutes. In other words, we made what people would expect from a user-friendly technology.



A low cost of just $99
We have reengineered the whole process, from supply chain to materials, from the product design to the electronics, from the licenses to the business model, all e still maintaining very high margins. At ONO, we worked hard for 2 years and invested $2.7 million to get these results. And yes, we are really proud of what came out of it.

ONO Fuels Creativity *Wherever and Whenever Inspiration Strikes!*

Day-To-Day Tools	Art & Jewelry	Dental Aligners	And more!
			

ONO aims to democratize 3D printing, making 3D creation accessible to everyone, **and we mean everyone.**

3D printing is no longer something accessible only to the small group with the know-how and technical skills. We believe that ONO can successfully fill the 3D digital divide, because we believe it is the most inexpensive and easiest to use 3D printer ever. Period.

We want our consumers to play with it, unlocking creativity and expanding their ability to come up with something that's uniquely theirs.

Genius in a Box

ONO is planning to disrupt the 3D Industry and spread the Consumer Market

ONO is Affordable and Simple:
$99 for a printer, $15 for a bottle of resin (14 patent pending technologies). Solido3D owns the intellectual property of ONO, which is licensed exclusively to ONO 3D, Inc.
The easy printer setup combined with an intuitive app allows almost anyone to use ONO.

ONO is Accurate and Evolving:
ONO can reach a resolution of up to 42 microns in X-Y and 20 or 100 microns in Z, depending on the printing mode.
With new phones should come better screens, which can yield higher resolution prints.

ONO is Versatile and Social:
ONO works with almost any Android and iOS phone up to 5.8 in. (Android 4.4+ and iOS 9+)
The ONO Web app allows access to the ONO cloud from any browser to upload and manage your models. The ONO app makes sharing models easy and allows you to send ONO 3D Messages™ to friends.

ONO is Portable and Light:
ONO is small and lightweight, allowing it to fit easily into a backpack.
It can run off a power bank, allowing it to work anywhere.

ONO is Innovative and Scalable:
ONO resins harden under visible light, and 3D objects are created layer by layer using your smartphone's screen as the light source. The technology can be scaled up to larger and larger screens. A tablet version is already in the works.

ONO is cool too!





Here's What We've Done So Far

In March 2016, we launched on Kickstarter and Backerkit: our goal was to reach $80K and what we raised was $2.7 million from 16,183 people from over 100 countries.

Through organic exposure and word-of-mouth, as well as events and fairs, we've continued to grow our customer base by providing the opportunity to see our printers and models in-person alongside their more expensive counterparts.

We still have not shipped any orders, because we wanted the official launch and distribution of our product to be <u>perfect</u>.
We have already built 20,000 printer bodies, but stopped the production of the electronics board, because we had found issues with compatibility with newer smartphones. We want our printer and app to be compatible with not just the phones out today, but those that come out tomorrow too, and that's what we've focused our time on. We know that this is an important investment, and hope it will be worth the wait. We already have a production line set up, along with contracts for shipping and imports world-wide. At the end of 2017, we had solved all these compatibility issues, but the new design required recertification by UL. The recertification required additional minor adjustments and redesigns, but the entire printer is now fully functional and UL-certified. Our products are currently available for pre-order in the US and EU, with a current anticipated start to shipping in summer 2018.

16,180 Kickstarter Backers From **105** Countries pledged for **16,329** printers	**$2.7M** in Funding to Date	**600** Resellers From **80** Countries Want to Sell ONO	Almost **600** Pre-Orders in **One Week**
			



The most 3D printers pledged of any campaign in Kickstarter history!

The second most funded Resin 3D Printer in Kickstarter History

With minimal marketing investment

$112,000 in pre-orders in one week after initial launch!

The Power of Making

ONO In Education



We believe ONO's potential is immense.
Because of its appealing low price point and ease of use, we believe it can easily become a staple in educational institutions across the world.

With the rise in STEM education (Science, Technology, Engineering, and Math) particularly in high schools, there has been an increasing demand to integrate 3D design (and by extension printing) already at a young age (Freedonia). Institutions have at their disposal a variety of educational design software packages that make learning how to 3D model easy (such as Autodesk's programs), yet they lack an affordable printer to turn those designs into reality. On top of the cost prohibitions of the hardware itself, teachers do not have the resources to learn how to use complicated and time-consuming equipment, and administrators cannot or are unwilling to pay for their training (YSoft).

That is where ONO comes in.

The ONO BEST IN CLASS Program

ONO is so simple to use that educators can feel confident in their abilities to teach students how to use it within just a few hours, opening up the possibility of expanding courses to use this technology.

ONO aims to become the best option for 3D printing in schools everywhere, which is why we have created a specific package for schools.

Schools can receive an ONO for each student for free.
With a minimum purchase of four resins per printer the first month and two resins per printer each month after, ONO will provide a lifetime warranty on every printer. The *ONO BEST IN CLASS* Program allows schools with even the smallest budgets to bring 3D design and 3D printing to all of their students.

Our Assets

A huge investment in Innovation, R&D and Work with all our Passion.

We already have molds, machinery, a facility, a supply chain, storage, logistics, software, and a fully scalable infrastructure, infostructure, and team setup for mass production.

The assembly process is fine-tuned: it takes only 11 minutes to go from raw materials to a packaged printer. With our current assembly line, we can have a printer run off the line every 34 seconds, leading to a production capacity of over 1,000 units per day or 30,000 printers per month.

A second assembly line, which is already set up and ready in our Shenzhen facility, will double our production capacity.

Most of the funds we raise from StartEngine will be put directly toward raw materials and costs for the next round of production. We will also be scaling up our production capabilities in China and within the US as well.



Our Team



We don't work within the mold. We break the mold.

We're a team of entrepreneurs with a combined total of over 25 years in Business Management and Industrial Digital Fabrication. We love challenges, and when we first thought up ONO, we knew it would be the perfect project for us.

Working on good iterations of something already in existence is not enough. We want to work on projects that will be the first and best of their kinds.

Filippo Moroni has been in the 3D industry for almost twenty years. He's received international prizes and accolades for achievements in design and led a variety of innovations and patents. He's taught classes in Digital and Additive Manufacturing Technology.



Pietro Gabriele has spent over a decade developing successful enterprises. He is particularly specialized in team coordination, shaping projects, and developing ideas that combine innovation, logistics, and administrative complexity on a multilevel partnerships.

Filippo and Pietro have been working together for many years now, turning their ideas and experience into successful enterprises. ONO 3D, Inc. began as a spin-off of two of these successful enterprises, Solido3D S.r.l. (Solido3D) and Fonderie Digitali S.r.l. (FD). Pietro and Filippo share control of Solido3D and FD, which in turn own 90% and 10% of ONO 3D, Inc., respectively. Solido3D is the intellectual property owner of ONO, which is exclusively licensed to ONO 3D, Inc.

What's Next

Scaling up Size, Performance, Speed, and Materials... And Business, of course.

There are already several products in the pipeline, which we hope will increase the number of people interested in ONO.
The ONO family is going to expand. Our plans include several series with different targets in mind. However, these plans may change or may not come to fruition based on available resources and changing market trends.

The Mass Market series:
ONO_box: The 3D Printer for Smartphones up to 5.8 in.
ONO_tab: The 3D Printer for Tablets up to 10.8 in. with over 8x the build volume
ONO_box.bb: The 3D Printer for Smartphones with Bluetooth and a built-in battery

The Prosumer series:
With built-in proprietary screen technology at 3 times the speed of the mass market series
ONO_pro: The 3D printer for professional, small, highly detailed parts
ONO_pro.tab: The 3D printer for professional, large, detailed parts

The R&D series:
With built-in proprietary screen technology at 3 times the speed of the mass market series
ONO_nxt The 3D printer for massive projects

New Materials
New resins with different properties are constantly under research and development:

Faster curing: to speed up the reaction time for faster prints
More transparent: to be more similar to Polycarbonate
More elastic: to be more resistant, flexible to touch and to stress, very similar to silicon
Tougher: for the hardest applications, able to be easily sanded, drilled, polished, and painted
Greener: with environmentally friendly chemicals, for a more responsible and sustainable production process.

And all, of course, less expensive to produce.



Join ONO, the $99 Smartphone 3D Printer

Dreams Made Printable



October 2015
ONO Is First Revealed
Then called OLO, we revealed our printer at the World Maker Faire and received an Editors' Choice Award.

January 2016

Resin Testing
We had our Global Resin compliance assessment in 100+ countries.

March 2016
Launched on Kickstarter
Our campaign went on to raise $2.3 million in 30 days, followed by an additional $400k in add-ons in the following months through BackerKit.

November 2016

Manufacturing Begins
We set up the ONO Shenzhen manufacturing facility.

July 2017

20,000 Printer Bodies
We completed production of the first 20,000 production printer bodies.

January 2018

Redesign
We redesigned our electronics board to ensure compatibility with all phones: present and likely future.

March 2018

Testing Our New Product
We finished up the final testing of our new redesign and re-certified our new electronics board design.

July 2018
Launched on StartEngine
Now YOU can own a part of our company!

September 2018

StartEngine Is A Success!
We gain all the funds we'd hoped with another successful crowd-funding campaign! (ANTICIPATED)

Summer 2018

Start of New Productions
As we begin collecting funds from the StartEngine campaign, the next round of production for live sales begins. (ANTICIPATED)

Q4 2018

New Resins
New materials and colors already under R&D will be released to the public. (ANTICIPATED)

Q1 2019

ONOtab
The tablet version of ONO, allowing for larger prints goes on sale. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team





Filippo Moroni
Co-Founder, CTO, Director
Filippo Moroni's 15 years of experience in 3D printing and industrial design have culminated in ONO. He is the inventor and designer of the ONO printer and many of the technologies that made it possible. He founded and ran Solido3D, a premier Italian prototyping company that has completed over 1200 projects ranging from Hollywood movie props to scale prototypes of new vehicles. With Pietro Gabriele, he co-founded Fonderie Digitali, a network of high-tech Italian companies specialized in

Pietro Gabriele
Co-Founder, CEO, President, & Director
Pietro Gabriele handles the business side of ONO, following his years of developing successful enterprises, including general contracting, civil constructions, and even a jazz club. Pietro has spearheaded the task of bringing Fonderie Digitali to the forefront of Italian innovation, raising Government Funds to centralize the network and startups to for an agritech research project focused on hydroponics and aeroponics. Pietro brings his experience in collaboration, coordinating funding, and

different areas that work together to create innovative solutions. He's taught classes in 3D printing and design in art and architecture at Universities worldwide. Filippo has received many international awards, for achievements in design, entrepreneurship and marketing. He has been involved in many startups, from industrial automation to small robotics, from web services to everyday consumer electronics. ONO is Filippo's primary job, where he leads: Mechanical Design, Electrical Engineering, Facility Automation, Product QC, and Public Events. Filippo has also been working as CTO of Fonderie Digitali S.r.l. since 2013 and as CEO of Solido3D S.r.l. since 2015.



developing projects from partnerships with the most innovative minds in the EU. ONO is Pietro's primary job, where he dedicates at least 60 hours each week. At ONO, Pietro leads: Business Development, Strategic Marketing, Contracting & Acquisition, and International Business. Pietro has also been working as CEO of Fonderie Digitali S.r.l. since 2013, as COO of Solido3D S.r.l. since 2015, and as CEO of I.C.R.A. Gorizia, S.r.l. since 1996.





Giacomo Fornasini
General Manager
Giacomo Fornasini is the general manager of ONO, running the day-to day operations and helping the founders with everything from presentations to logistics. He studied mechanical engineering along with entrepreneurship and project management at the University of Maryland. After completing a Masters degree with a focus on design for 3D printing, he joined up with the team just before the first unveiling of the printer in 2015. At ONO, Giacomo leads: Brand Communication, Strategic Events, Web & Social Communication, and US Investors.





Lorenzo Antonucci
Designer
3D modeling, graphic design, packaging, and creative design. Part of the Solido3D Team dedicated to ONO.



Tommaso Bertolini
Tester
Testing, troubleshooting, and preparing feedback on printer and app functionality. Part of the Solido3D Team dedicated to ONO.



Michela Gioffre
Chemical Researcher
Researching new chemical compositions of resins as well as managing the assessment of resins for import into international countries. Part of the Solido3D Team dedicated to ONO.



Anna Legge
Office Manager
Coordinating employees, organizing files and documents, travel organization including flights, accommodation, and visa requirements, and scheduling appointments. Part of the Solido3D Team dedicated to ONO.



Gianluca Poma
Logistics Engineer
Setting up international logistics, the layout of the production line and facility in Shenzhen, and organizing the warehouse. Part of the Solido3D Team dedicated to ONO.



Salvatore Tassone
Prototyping Specialist
Prototyping and finishing both visual and functional models. Part of the Solido3D Team dedicated to ONO.



Valentina Vaiuso
Customer Relationship Manager
Supporting customers and managing B2B client relationships. Part of the Solido3D Team dedicated to ONO.

Offering Summary

Maximum 107,000* shares of Series B Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See Bonus below.

Minimum 1,000 shares of Series B Common Stock ($10,000)

Company	ONO 3D, Inc.
Corporate Address	1355 Market Street #488 - San Francisco, CA 94103
Description of Business	ONO 3D is an innovative company operating in design, development, manufacturing of 3D portable printers supported by mobile devices
Type of Security Offered	Series B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$10.00
Minimum Investment Amount (per investor)	$250.00

Perks*

For Investors

$500+ Get a founder-signed ONO T-shirt

$2,500+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin

$5,000+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 5 Printers with a Bottle of Resin each to give as gifts

$10,000+ Get a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 10 Printers with a Bottle of Resin each to give as gifts

For Kickstarter Backers and Pre-Order Customers

$500+ Get 10% Bonus Shares + a founder-signed ONO T-shirt

$2,500+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin

$5,000+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 5 Printers with a Bottle of Resin each to give as gifts

$10,000+ Get 10% Bonus Shares + a founder-signed ONO T-shirt + a free ONO 3D Printer with a Bottle of Resin + 10 Printers with a Bottle of Resin each to give as gifts

The 10% Bonus for StartEngine Shareholders

ONO 3D, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Series B Common Stock at $10 / share, you will receive 1 Series B Common Stock bonus share, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Perks and bonus shares are not compounded. Shipping costs not included. All perks occur after the offering is completed.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

Meet ONO! Imagine being able to print 3D objects directly from your smartphone for under $100

ONO is the first smartphone powered 3D printer.

Simple and affordable, ONO uses the light from the screen of your smartphone to print 3D objects.

Half of its hardware is already in your pocket!

ONO works with phones of all sizes and its app is available for iOS, Android ...and for the Web.

You can create 3D objects picking a design from ONO's easy-to-use library...

... or you can make your own with 3D software, including mobile 3D scanning.

You can also choose designs from the web created by others or shared via ONO 3D message.

ONO can print files from the 3D design software on your choice

Select your object, pour the resin, and ONO does the rest!

ONO uses a special photopolymer resin:

ONO prints are made using your smartphone screen light to harden the liquid resin, layer-by-layer.

ONO has different resins for different jobs

After ONO prints your object all you need to do is simply wash it.

ONO can print hard objects... and flexible ones.

ONO even has a castable resin that can be fused to create objects in silver, gold, or other castables

ONO resin can be used to print translucent models to light up your design

ONO resins are available in a variety of colors, priced competitively with other 3D printing materials

Anyone can use ONO... ... all you need is creativity!

With ONO you can exchange creations with people all over the world

You can surprise someone special or give life to your imagination!

ONO is revolutionizing 3D printing: its the first 3D Printer that is truly affordable and easy to use.

ONO will cost just $99,00 ...because we want everyone to have one !

Spread the word: help us bring ONO to Everyone!

ONO - Dreams Made Printable

Can a dream be printed?

Can you reach into your mind and touch your thoughts?

Making your vision tangible to the world. Would that ever be possible?

Suppose you could shape it, exactly how you envisioned it.

Giving it the most brilliant colors and the most creative materials. Wouldn't that be great?

Imagine you could materialize it, by tapping an app on your smartphone.

As easy as that. So you could do it everywhere.

And think if all this would be inexpensive and accessible to all those who have dreams.

What a fantasy, huh?

ONO. The 99$ Smartphone 3D Printer.

Dreams made printable!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:14 PM 06/12/2018
FILED 06:14 PM 06/12/2018
SR 20185112021 - File Number 5943291

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ONO 3D, INC.

ONO 3D, Inc., a corporation organized and exiting under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The name of this corporation is ONO 3D, Inc., and this corporation was originally incorporated pursuant to the General Corporation Law on January 21, 2016, under the name OLO 3D, Inc.

2. This First Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 and, with respect to the stockholders of this corporation, Section 228 of the General Corporation Law, and restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation, as amended.

3. The text of the Certificate of Incorporation of this corporation, as amended is amended and restated to read as follows:

FIRST: The name of this corporation is ONO 3D, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporate Trust Center, 1209 Orange Street, New Castle County, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock"), 3,500,000 of which are designated as Series A Common Stock, par value $0.001 per share ("Series A Common Stock"), and 500,000 of which are designated as Series B Common Stock, par value $0.001 per share ("Series B Common Stock").

Effective upon the filing of this First Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified and changed into 3,000 shares of Series A Common Stock, without any action by the holder thereof (the "Stock Split"). No fractional shares of Series A Common Stock shall be issued upon the Stock Split or otherwise. In lieu of any fractional shares of Series A Common Stock to which the stockholder would otherwise be entitled upon the Stock Split, the Corporation shall pay the fair value of each such fractional share as determined by the Board of Directors of the Corporation to the holders thereof.

All certificates representing shares of Series A Common Stock outstanding immediately prior to the filing of this First Amended and Restated Certificate of Incorporation shall immediately after the filing of this First Amended and Restated Certificate of Incorporation represent instead the number of shares of Series A Common Stock as reclassified and changed above. Notwithstanding the foregoing, any holder of Series A Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the Corporation will issue a certificate for the correct number of shares of Series A Common Stock to which the holder is entitled under the provisions of this First Amended and Restated Certificate of Incorporation.

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

A. **Voting Rights**.

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holder of Series A Common Stock are entitled to one vote for each of share of Series A Common Stock, and (b) the holder of Series B Common Stock have no voting rights. The number of authorized shares of Series A Common Stock or Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B. **Information Rights**. To the fullest extent not prohibit by law, holders of Series B Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

FIFTH: Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH: Subject to any additional vote required by this First Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SEVENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this First Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

* * *

IN WITNESS WHEREOF, ONO 3D, Inc. has caused this First Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this corporation on this 12th day of June, 2018.

_____
Name: Pietro Gabriele
Title: President